SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    January, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

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SPECTRUM
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F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
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RELEASE  DATE:    January  13,  2000
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
                  604-421-5422
                  Email:  Karen_Elliott@spectrumsignal.com

                 SPECTRUM SIGNAL PROCESSING DIRECTOR STEPS DOWN

BURNABY,  B.C.,  CANADA  -  JANUARY  13,  2000 - Spectrum Signal Processing Inc.
(NASDAQ:  SSPI  /  TSE:SSY),  today  announced  the  resignation  of Mr. Charles
Johnston from its Board of Directors. Mr. Johnston has been a member of the Board since 1992. As previously announced, Spectrum's Board of Directors will be seeking out opportunities to name new Directors to its Board to complement the Company's more focused strategy, details of which will be released over the next few weeks.

Spectrum Signal Processing is a world leader in multiprocessing digital signal processing (DSP) systems, providing sophisticated hardware and software solutions to commercial and defense customers in a variety of high growth markets including communications intelligence, radar, imaging, and telecommunications. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court, #200 - 2700
                       ------
Production  Way,  Burnaby, B.C., Canada.  ph (604) 421-5422; fax (604) 421-1764.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        January 13, 2000           and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)